September 26, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

Re:	aVinci Media Corporation Registration Statement on Form S-1 Filed August 7, 2008 File No. 333-152869
Dear Ms. Mills-Apenteng:

This letter sets forth the responses of aVinci Media Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2008 concerning the Company’s Registration Statement on Form S-1 (File No. 333-152869) filed with the Commission on August 7, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated September 3, 2008.  References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form S-1 which is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Outside Front Cover

1.	Please revise throughout the prospectus to clarify that the company’s common stock is quoted on the Over the Counter Pink Sheets and not the Over the Counter Bulletin Board.

We have revised the prospectus to clarify that the company’s common stock is quoted on the Over the Counter Pink Sheets.

Prospectus Summary, page 1

2.
You state twice in the first two paragraphs of the summary that in the prospectus, such terms as the “Company,” “we,” “us,” and “our” refer to aVinci Media Corporation.  Please delete these references as it should be clear from the context when you are referring to the company or a different entity.

We have revised the summary and the prospectus to reflect your comment.

3.
Please include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices in accordance with Item 503(b) of Regulation S-K.

We have included the address on the cover page of the Prospectus.

4.
Please explain your reference to the “integration problem issue with a third party supplier to Meijer” and explain how this delayed deployment of your software technology in Meijer stores.  Clarify your relationship with Hewlett-Packard.

We have revised the Business section of the Prospectus Summary to describe the “integration problem issue” which has been resolved.  Hewlett Packard is a supplier for Meijer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

5.
Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  This should include known trends, demands, commitments, events and uncertainties.  This disclosure should provide material historical and prospective textual disclosure enabling investors to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future.  Disclosure should be based on financial, operational, and other information known to you as well as known trends and uncertainties; and assessment of whether impact on your liquidity, capital resources, or results of operations.  See SEC Release 33-6835 and 33-8350.  For instance, consider discussing the factors resulting in the loss of the BigPlanet contract and management’s strategies for rebuilding or expanding the business and securing new customer contracts.

We revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations in response to your comment.

6.
We note that you do not include disclosure of critical accounting policies.  Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimate and assumptions are reasonably likely to change in the future.  You should also provide quantitative as well as qualitative information when information is reasonably available.  Refer to SEC release 33-8350 and 33-8040.

We added a discussion of our critical accounting policies to the prospectus.

Comparison of the Three Months Ended March 31, 2008 and 2007, page 17

7.
In your discussions of the results of operations, you sometimes refer to an event or business condition that “primarily” caused a material change from the preceding period.  For example, on page 18 you attribute changes in the cost of goods sold to fulfillment costs, and the cost of hardware to one  customer.  As another example, you state on the same page that research and development expense increased due to additional personnel and maintenance of your in Wal-Mart kiosks and with various retailers.  Please expand such references to quantify each material contributing factor that you identify.  Where you list two or more factors that contributed to the change, you should quantify the effect of each factor.  See Section III.D of SEC Release

We revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations in response to your comment.

Liquidity and Capital Resources, page 20

8.
You state that “management believes that the funds received in connection  with the Merger will be sufficient to sustain operations” for 2008.  It appears that your operating expenses exceed your net cash  for all periods presented.  Please disclose the number of months your current cash resources will fund, if under 12 months, as well as the additional amount of cash needed to complete 12 months of operations.  Include appropriate risk factor disclosure.  Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Based on the current cash run rate, the current cash resources are anticipated to fund operations for approximately eight months. Additional cash of approximately $2.2 million will be needed to fund operations for an additional four months. As disclosed in the risk factors, we are presently taking steps to raise additional funds to continue operations for the next 12 months and beyond.  This information has been included under the Liquidity and Capital Resources caption.

9.
You state on page 3 of the risk factors that you plan to raise additional outside capital within the next 12 months to help fund current growth plans.  You further state that you may be required to modify growth and operating plans if new sources of funding are required but insufficient.  Provide more detailed disclosure regarding the company’s plans to seek additional funding and disclose the modifications to your business that you believe you will be required to make if you are not able to secure funding.

Our plan is to pursue a private offering of debt, convertible debt or common stock to raise approximately $2.5 million to $3.5 million during the fourth quarter of 2008 to help fund operations through 2009.  In the event additional outside capital cannot be raised, we plan to take action to cut operating expenses related to future product enhancements and deployments and continue only with expenses associated with servicing and selling the products deployed as of December 2008.  This information has been included under the Liquidity and Capital Resources caption.

Business, page 23

10.	You refer on page 23 to having filed patent applications in 2004 and 2005. Please clarify that these patents are pending and have not, as yet, been granted.

All of the Company’s patent applications are pending and have not, as yet, been granted.  This information has been included on page 41.

11.
We note your references throughout the prospectus to your past dependence on the four customers identified in Management’s Discussion and Analysis on page 17 and in Note 1 to the unaudited financial statements, noting the amount of revenues generated by each.  To the extent you have agreements with these customers on which you are substantially dependent, please file those agreements or tell us how you determined that such agreements need not be filed pursuant to Item 601(b)(10)(ii)(B).

Item 601(b)(10)(ii)(B) requires a registrant to file “[a]ny contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

First, each of these contracts were entered into in the ordinary course of business.  Second, although the majority of the Company’s business is currently derived from three clients, it is only a result of timing and will not be the case over a longer period of time.  Beginning in 2008, the Company began diversifying its customer base and generating revenues through agreements with Fujicolor (in Wal-Mart stores), Costco.com, Meijer Stores and Qualex Inc.  Although the Company can provide no assurances that its current negotiations will result in any agreements, the Company is conducting negotiations with several additional large retailers to provide its product through an in-store DVD burning model in addition to its current deployment platforms of kiosk, online and retail software kits.

These contracts, therefore, do not need to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B).

12.	Please provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K.

We included an estimate of the amount spent during each of the last two fiscal years on research and development activities in response to your comment.  This information has been included on page 34.

Competitors, page 29

13.
You state that Sequoia’s competitors consist of professional videographers and certain software providers on page 29.  We note that you list a separate set of competitors on page 5 of the risk factors.  Please include here a complete discussion, which identifies your competitors for each principal product.  In addition, include a discussion of your competitive position in the industry and methods of competition.

We revised the risk factor in response to your comment.

Legal Proceedings, page 29

14.
You disclose that you are involved in a legal proceeding with Robert L. Bishop in an action for unpaid wages and/or commissions and company equity.  Please disclose the name of the court in which the proceeding is taking place.  Please also disclose the name of the limited liability company that owns an equity interest in Sequoia and of which Mr. Bishop is a member.

On December 17, 2007, Robert L. Bishop, filed a legal claim in the Third Judicial District Court for Salt Lake County, State of Utah, alleging a right to unpaid wages and/or commissions (with no amount specified) and company equity.  The complaint was served on us on January 7, 2008.  We timely filed an Answer denying Mr. Bishop’s claims and counterclaiming interference by Mr. Bishop with our capital raising efforts.  We intend to vigorously defend against Mr. Bishop’s claims and pursue our counterclaim.  This information has been included on page 41.

Executive Compensation, page 33

Summary Compensation Table, page 34

15.	Please revise the summary compensation table in accordance with the tabular format set forth in Item 402(n) of Regulation S-K.

In response to your comment, columns were added for stock awards, nonequity incentive plan compensation, nonqualified deferred compensation earnings and all other compensation

16.
For awards of options, please disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.  See Item 402(n)(2)(vi) of Regulation S-K

This information was included in the prospectus in response to your comment.

17.
Please provide a narrative to the summary compensation table.  Disclose material factors necessary to an understanding of the information disclosed in the summary compensation table including the material terms of each named executive officer’s employment agreement.  We note that you filed employment agreements for Chett Paulsen, Richard Paulsen, Edward Paulsen, and Terry Dickson.  Refer to Item 402(o) of Regulation S-K.

A narrative to the summary compensation table was added in response to your comment.

18.	Please provide the disclosure required by Item 402(p) of Regulation S-K.

A table summarizing the outstanding equity awards has been added in response to your comment.

Certain Relationships and Related Transactions, page 36

19.	Please provide disclosure regarding “promoters” of your company, as defined in Rule 405 under the Securities Act of 1933. See Item 404(d)(2) of Regulation S-K.

The Company does not have any “promoters”, as such term is defined in Rule 405 under the Securities Act of 1933, for which disclosure is required.

20.
You state that Sequoia entered into various loans with executives of Sequoia totaling $265,783.  Please provide the names of the executives in accordance with Item 404(a)(1) of Regulation S-K.  Please file the loan agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

As a benefit to aVinci Media LC, the members of aVinci Media LC lent to aVinci Media LC $265,783 in December 2006. These loans bore interest at 10% per annum and were payable on or before December 31, 2007. Loan origination fees of $20,005 were recorded as an intangible asset to be amortized over the life of the loans. On January 5, 2007, an additional $20,000 was loaned by the managers. In April and May 2007, total outstanding principal, accrued interest, and loan origination fees of $285,783, $10,376, and $20,005, respectively, were paid and the associated asset was fully amortized.  [What was the largest loan given?]

Selling Stockholders, page 37

21.
With respect to the shares to be offered for resale by Amerivon Investments LLC, please disclose the individual or individuals who exercise the voting and dispositive powers.  See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Amerivon Investments, LLC’s voting and dispositive powers can be exercised by Tod M. Turley and John E. Tyson, as the company’s CEO and President respectively.  Both Mr. Turley and Mr. Tyson are current members of our board of directors.

22.
Please state whether Amerivon Investments LLC is a broker-dealer or an affiliate of a broker-dealer.  Please be advised that a selling securityholder registered as a broker dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter.  With respect to an affiliate of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.  If you are not able to so represent, please identify the selling stockholder as an underwriter.

Amerivon investments is not a broker-dealer nor an affiliate of a broker-dealer.

23.
Please provide a materially complete discussion of how Amerivon Investments LLC acquired the securities that you are registering on their behalf for resale.  It is unclear whether Amerivon obtained all shares as part of the unregistered offering in 2006.  Disclose the date of the transaction in which the securities were sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the security holder, and the private placement agent, if any.  Please present this information in a concise and easy-to-understand fashion and file any such agreements as exhibits to the registration statement.

Amerivon Investments LLC acquired the securities that are being registered pursuant to an Agreement and Plan of Merger and Reorganization dated December 6, 2007 and amended March 31, 2008, by and among the Company, its wholly owned subsidiary, SMG Utah, LC, and Sequoia Media Group, LC (the “Merger Agreement”).  Pursuant to the Merger Agreement, Amerivon Investments LLC exchanged 100% of its equity interest in Sequoia Media Group, LC for shares of common stock of the Company.

Description of Securities, page 38

24.
We note that you reference the company’s 2007 Stock Incentive Plan in discussing the 2008 Stock Incentive Plan.  Please disclose information relating to securities authorized for issuance under compensation plans in accordance with Item 201(d) of Regulation S-K.

There is no 2007 Stock Incentive Plan.  The disclosure now properly references the 2008 Stock Incentive Plan.  The information required by Item 201(d) has been added in response to your comment.

Financial Statements

25.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

The financial statements have been updated to comply with Rule 8-08 of Regulation S-X.

Note 1.  Description of Organization and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-12

26.
We note you disclosure on page 27 where you indicate that Sequoia’s revenue model is based on a per product royalty.  We also note your disclosure on page F-13 which indicates that under the current business model, the Company appears to offer multiple arrangements including sale of software equipment, software licenses, applications development and implementation services, PCS and product royalties.  Please tell us and revise your disclosures to clearly indicate which model is your current revenue model.  If your arrangements do contain multiple deliverables, please provide a detailed description of the terms of such arrangements and indicate whether you determined the criteria has been met for each deliverable to be considered a separate unit of accounting and how the timing and amount of revenue attributable to each individual element is determined.  Your response should address how revenue is recognized for each of the five methods in which you deliver your products as disclosed on page 25.  Also, refer to the appropriate accounting literature you relied upon when determining your revenue recognition polices.

Note 1 to the financial statements was revised in response to your comment.

Note 9.  Options and Warrants, page F-30

27.
Please tell us how you determined  the fair value of the underlying common units for the stock options granted in 2007.  You should describe the objective evidence that supports your determination of the fair value of the underlying units of common stock at each option grant date.  This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising form a previous transaction.  Also, please provide a Critical Accounting Policy in your MD&A which describes the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common units.

Prior to becoming a public company, aVinci Media, LC used cash sales of common and preferred units, conversions of debt instruments into common units, and the exchange ratio that was estimated to be used in the reverse merger transaction to determine the value of its common units.  A Critical Accounting Policy was added in the MD&A in response to your comment.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 1 – Pro Forma Adjustments, page F-57

28.
Please describe for us, in greater detail, the nature of adjustment [G] and explain how this adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X.  We also note that it appears that this adjustment may relate to a transaction that occurred in the year ended September 30, 2006 and therefore it is unclear to us why this pro forma adjustment is adjusting the results for the fiscal year ended September 30, 2007.  Your response should address the adjustment to the other expenses and to shares outstanding.

Adjustment [G] has been eliminated from the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

29.	Please tell us about the nature of the reorganization fee SAHC paid Laurus in the year ended September 30, 2007.

aVinci Media Corporation was formerly known as Secure Alliance Holdings Corporation and Secure Alliance Holdings Corporation was formerly known as Tidel Technologies, Inc. (“Tidel”).  In connection with a sale of the assets of Tidel, Tidel entered into an agreement with a creditor, the Laurus Master Fund, Ltd., to pay  a fee based on a percentage of the proceeds of any asset sale of Tidel’s assets.  As a result of the sale of Tidel’s assets, Tidel agreed to pay the Laurus Master Fund, Ltd. $8,508,963.  Tidel deducted $6,508,963 of this fee during its 2007 fiscal year.  This was disclosed in a Form 8-K filed by Tidel on June 9, 2006.

Part II.  Information Not Required in Prospectus

Item 17. Undertakings

30.
Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K.  Specifically, it appears that the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included.  The undertaking currently listed in paragraph (4) of Item 17 relating to Rule 430A does not seem applicable.

The undertakings were revised in response to your comment.

Exhibits

31.
We note that you have not filed the agreement with BigPlanet, which, though it expired in December 2007, is one on which you were substantially dependent, as it represented more than 90% of all of your revenues generated in 2007 and 100% of revenues in 2006.  We note further your statement that you are in negotiations to continue the business relationship.  Please file the agreement pursuant to Item 601(b)(10) or tell us why you believe the agreement need not be filed.

The agreement with BigPlanet was made in the ordinary course of business and is not a continuing contract under which the Company will sell the major part of its products.  The Company’s business does not rely upon the agreement with BigPlanet to any extent.  The agreement therefore is not required to be filed.

There is an adequate description of the contract in the prospectus.  Under the terms of the agreement, BigPlanet was obligated to pay aVinci Media LC $1 million in annual minimum guaranteed royalties, payable in 12 equal monthly installments of $83,333.33.  Big Planet timely paid each monthly installment during each of the 24 months through 2005 and 2006.  The BigPlanet agreement included software development, software license, post-contract support and training.

32.	In addition, please provide us with an analysis as to why you have determined that the following agreements do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K:

•	Consulting agreement with Amerivon
•	Sales Representative’s Agreement between Sequoia and Amerivon
•	Indemnification agreements with each of your directors and officers
•	License agreements
•	Loan agreement with Secure Alliance

We have filed as exhibits the following agreements:

•	Consulting Agreement between Amerivon Holdings, LLC and aVinci Media, LC, effective as of August 1, 2007
•	Sales Representation Agreement between Amerivon Holdings, LLC and aVinci Media, LC, effective as of July 1, 2008
•	Sales Consulting Agreement between Amerivon Holdings, LLC and aVinci Media, LC, effective as of July 1, 2008

The Company does not have any indemnification agreements with its directors and officers and the prospectus was corrected to fix this error.

These license agreements do not need to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B). First, each of these license agreements were entered into in the ordinary course of business.  Second, although the majority of the Company’s business is currently derived from three clients, it is only a result of timing and will not be the case over a longer period of time.  Beginning in 2008, the Company began diversifying its customer base and generating revenues through agreements with Fujicolor (in Wal-Mart stores), Costco.com, Meijer Stores and Qualex Inc.  Although the Company can provide no assurances that its current negotiations will result in any agreements, the Company is conducting negotiations with several additional large retailers to provide its product through an in-store DVD burning model in addition to its current deployment platforms of kiosk, online and retail software kits.

The loan agreement with Secure Alliance was incorporated by reference.

33.
We note that you filed an amendment to the company’s Certificate of Incorporation but did not file the company’s original articles of incorporation or bylaws.  Please file the corporate articles of incorporation and the bylaws of the company as currently in effect and any amendments thereto.  Please refer to Item 601(b)(3) of Regulation S-K.

We have incorporated by reference the original articles of incorporation.

Exhibit 5.1

34.
We note that the resale registration statement relates in significant part to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future.  Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.

We revised the opinion in response to your comment.

*                 *                 *                 *                 *

The Company acknowledges that: 1) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; 2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Peter DiChiara
Peter DiChiara